Exhibit 8.1

List of Principal Subsidiaries and Consolidated Affiliated Entity

Subsidiaries	Place of Incorporation
Niu Technologies Group Limited	Hong Kong
Niu Innovation Limited	Hong Kong
PT Niu Technologies Indonesia	Indonesia
Beijing Niudian Information Technology Co., Ltd.	PRC
Changzhou Niudian Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing Niudian Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Jiangsu Xiaoniu Diandong Technology Co., Ltd.	PRC
Shanghai Xiaoniu Internet Technology Co., Ltd.	PRC
Changzhou Niudian International Trading Technology Co., Ltd.	PRC
Changzhou Niudian Electric Technology Co., Ltd.	PRC